Exhibit 99.2

February 10, 2020

Virgil Roberts, Board Chair

Wayne-Kent A. Bradshaw, Chief Executive Officer

Broadway Financial Corporation

5055 Wilshire Blvd Suite 500

Los Angeles, CA 90036

Re:	Shareholder Letter to Broadway Financial Corporation

Dear Sirs:

We write on behalf of The Capital Corps, LLC and its wholly owned subsidiary Commerce Home Mortgage (“Commerce” and collectively, “The Capital Corps”) to engage with the Board of Directors of Broadway Financial Corporation and Broadway Federal Bank (collectively “Broadway”), including to discuss the acquisition of Broadway for at least $1.75 to $1.80 per share – a significant premium to Broadway’s most recent closing price of $1.45. As one of Broadway’s largest shareholders we are committed to this project. In light of our existing ownership and the significance of this proposal to your shareholders, we are publicly releasing this letter on a Schedule 13D.

We congratulate the Board of Directors and management team of Broadway for their stewardship of the company over the past decade. The current team transitioned Broadway from a distressed depository institution on the precipice of failure to a safe and sound organization able to serve California’s underserved, underbanked, and minority communities. We applaud you for turning Broadway around.

However, Broadway is once again at a crossroads and shareholders are at risk. Our Board members have a long history working together on behalf of Angelinos to build a better future for our city, and we have built our relationships on a foundation of candor and transparency. In this spirit, we share the concerns below to protect Broadway’s franchise, to reassure the communities it serves, and to spur the urgent actions necessary to protect and maximize shareholder value.

We are concerned that Broadway may be listening to Wall Street advisors instead of focusing on the community it banks. For instance, the Board’s decision to adopt a highly complex poison pill this past September was difficult to square with its stated goal of enhancing shareholder value. This non-shareholder-approved poison pill offends good governance, is destructive to shareholder value, violates ISS and Glass Lewis best practices, and runs counter to the best interests of disinterested stockholders. In fact, public shareholders are concerned that the poison pill only furthers the interests of Broadway’s largest insider, Gapstow Capital Partners (“Gapstow”), to the detriment of its public investors and the Company itself.1 This maneuver has resulted in a stock price decline2, hurt Broadway’s trading liquidity and will limit Broadway’s ability to access the capital markets in the future.

https://www.thecapitalcorps.com/

[1]

We are concerned that Gapstow may be asserting actual, but undisclosed, control over Broadway through its excessive ownership, Board representation, and deep management relationships. For instance, Broadway’s recent poison-pill appears to have harmed all investors as well as the Company’s ability to raise future capital for the sole benefit of Gapstow (i.e., by ensuring that no party can acquire any meaningful stake of voting common shares outside of a transaction that monetizes Gapstow’s large “non-voting” stake – effectively granting a new, unjustified and unpaid-for tag-along right to Gapstow’s interests in Broadway at shareholders’ expense.). The poison pill provides Gapstow unique blocking rights that could impact Bank Holding Company control assessments.

[2]

Broadway’s stock traded from a closing price of $1.73 per share the day Broadway adopted the Poison Pill to low of $1.26 per share this past week. This represents a decline of 27% from the announcement of the Poison Pill.

Meanwhile, Broadway faces significant unaddressed strategic challenges. The employment contracts of Broadway’s entire management team expire in March, Broadway’s largest owner – Gapstow – appears to be seeking an exit for its holdings, and Broadway’s lending business has reached regulatory concentration limits. This is causing Broadway’s financial performance to deteriorate and its stock to trade at a meaningful discount to its book value.

Tellingly, over the past year, despite being a holder of over 9% of Broadway’s voting shares and an interested partner, The Capital Corps has been unable to secure a meeting with the Board. Like Broadway, The Capital Corps is a Community Development Financial Institution (“CDFI”) certified by the United States Department of the Treasury to expand access to capital to underbanked, underserved, and minority borrowers. In fact, The Capital Corps originated over $2.5 billion in residential loans in 2019 with over 70% of our loans made to low-income, African-American, and Latino/Hispanic borrowers. We believe that Broadway, as a CDFI and minority depository institution (“MDI”), plays a critical role in our nation’s banking landscape and serves as a beacon of hope for underbanked Angelinos left behind by large, money-center banks.

We believe in Broadway and its mission, and we believe that we can drive value by helping Broadway advance its mission. We understand the incredible value shareholders can realize by proudly banking the diversity that makes Los Angeles great. It is for these reasons that, with your support, The Capital Corps facilitated Broadway’s exit from TARP by acquiring stock from the United States Department of the Treasury. We stand ready to acquire significantly more Broadway stock but for our concern over the Board’s decision to adopt the poison pill and the restrictions in the poison pill itself.

Public investors are also confused by Broadway’s recent public statements that the bank now focuses on serving “very wealthy people” with an average “net worth of $7 million.”3 These comments conflict with statements on Broadway’s website and our understanding of its commitments to the target markets under its CDFI designation. We are hopeful Broadway is not straying from its historical mission to serve minority and low-income communities throughout Los Angeles. As a successful lender to prime homeowners in Los Angeles with economically, racially, and ethnically diverse backgrounds, we know firsthand that these markets are rich with opportunity. Contrast, for example, Broadway’s public statements with the speech made by our founder, Steven Sugarman, on October 4, 2019 to the National Diversity Coalition Economic Development Conference regarding the fundamental importance of the Community Reinvestment Act and the attractive opportunities available to those who serve the underbanked.4

[3]	Broadway management, The Evolution of the West’s Only Black Bank, interview by Anna Scott, hosted by Jarrett Hill, Greater LA, KCRW.com, September 9, 2019, KCRW.com
[4]	https://www.nationaldiversitycoalition.org/sugarmanspeech2019.

To maximize shareholder value, Broadway should recommit itself to serving all Angelinos in need of its banking services. We believe Broadway’s current shareholder base of socially conscious investors – including banks (e.g., First Republic), CDFI investment funds (e.g., National Community Investment Fund), and other CDFIs (e.g., the National Asian American Coalition) – seek to continue the bank’s historical mission of expanding access to capital to the underserved, underbanked, and minority consumers and small businesses it has historically served.

Broadway must immediately launch a process to consider its strategic options.

The Capital Corps believes that Broadway must address its strategic challenges prior to its upcoming annual shareholder meeting and likely no later than March when its existing executive contracts are set to expire. We believe that any real solution to secure shareholder approval5 must:

1.

proactively and responsibly address its critical succession issues (without incurring shareholder dilution or change of control penalties) relating to foreseeable Board, management, and investor turn-over;

2.	adopt an enhanced strategic plan that satisfactorily addresses its business challenges relating to its mission, concentration risks, earnings, and shareholder value;

3.	maintain Broadway’s status as an MDI and a CDFI and expand Broadway’s CDFI certification to include African American, Latino/Hispanic, and Low-Income Borrowers; and

4.	ensure Broadway maintains local ownership, management, and control.

The Capital Corps believes that it can offer solutions that meet each of these objectives in a safe and sound manner while retaining Broadway’s employees and overseeing a prudent transition of retiring executives.

It would be inappropriate for Broadway to commit to a new series of employment agreements, including material change of control and severance payments,6 without a well-defined strategic plan that has been disclosed to its shareholders. We also expect that Broadway will cease further actions to squander shareholder value on new poison pills or to restrict or reduce shareholder rights. Moreover, we request that Broadway subject the poison pill to a shareholder vote at the upcoming annual meeting and, prior to the meeting, that Broadway revise its Bylaws to adopt shareholder-rights and proxy-access reforms as recommended under guidelines published by proxy advisor Institutional Shareholder Services.

[5]

Should Broadway elect to sell itself to an out-of-town bank or a buyer without a shared mission as a CDFI or MDI, it would be an enormous, long-lasting setback for minority and low-income communities throughout Los Angeles. We believe it would also ignore the goals of a majority of Broadway’s voting shareholders and be inconsistent with a strategy to maximize shareholder value. Therefore, we would be opposed to any sale to any buyer who would not continue Broadway’s distinct and value-enhancing designations as a local MDI and CDFI serving Los Angeles.

[6]	Current executive contracts include change of control payments exceeding 5% of Broadway’s market capitalization.

Meanwhile, for the benefit of all public shareholders (and to mitigate any damage done by the poison pill), The Capital Corps requests the Board of Directors provide The Capital Corps its consent to acquire additional shares of Broadway stock in excess of the limits outlined in the poison pill without triggering any provisions of the poison pill. It would be unfortunate to cause the Company to spend additional shareholder resources defending non-sensical governance practices which destroy shareholder value in favor of a single insider’s interest.

Finally, The Capital Corps hereby requests access to Broadway’s Books and Records to inspect and copy the documents for the following purposes: (i) to review the concerns set forth herein relating to the poison pill, (ii) to evaluate a tender offer and other strategic alternatives, and (iii) to manage The Capital Corps’ stock position, including to communicate with other shareholders. We request books and records relating to the following items: (i) the Stock Ledger of Broadway including the names, address and number of shares of all classes of stock held by all stockholders, and (ii) all Board minutes, presentations, opinions, documentation,7 and communications with respect to the Poison Pill adopted by Broadway.8

We look forward to meeting with Broadway’s Board of Directors. Thank you again for your work on behalf of Broadway to ensure that Broadway can continue to be a safe, sound institution able to profitably serve all Angelinos for decades to come.

Sincerely,

The Capital Corps, LLC	Commerce Home Mortgage, LLC

By,	By,

Antonio Villaraigosa	Carlos Salas
Board Chair	Board Chair

[7]	Including related to costs and expenses.
[8]

These requests to inspect and copy the books and records of Broadway are made pursuant to each of California Corporations Code Sections 1600 and 1601 and Delaware Code Title 8, Section 220. The Capital Corps meets all requirements under California law for this request as detailed in our public SEC filings, which are hereby incorporate by reference.